UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: March 26, 2021

(Date of earliest event reported)

RED OAK CAPITAL FUND V, LLC

(Exact name of issuer as specified in its charter)

Delaware	85-0855800
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

625 Kenmoor Avenue SE, Suite 200
Grand Rapids, Michigan 49546
(Full mailing address of principal executive offices)

(616) 734-6099
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Senior Secured Bonds

ITEM 1. FUNDAMENTAL CHANGE

On March 26, 2021, Red Oak Capital Fund, V, LLC, a Delaware limited liability company (“we,” “us,” “our,” or the “Company”), executed a Commercial Loan Agreement (the “Loan Agreement”) pursuant to which the Company, as the lender, provided a $6,775,000 senior secured loan (the “Loan”) to 4559 Benning Rd SE LLC, a District of Columbia limited liability company (the “Borrower”).

The Loan is evidenced by a Commercial Promissory Note executed by the Borrower in favor of the Company in the principal amount of $6,775,000 (the “Note”), of which $1,133,000 will remain undisbursed for construction draws. The Loan carries an interest rate of ten percent (10.0%) in accordance with the following: (a) interest of eight (8.00%) per annum shall accrue on the unpaid principal amount outstanding (the “Cash Portion”) which Cash Portion shall be paid monthly in cash on the Payment Date; and (b) interest of two percent (2.00%) per annum shall accrue on the unpaid principal amount outstanding (the “Capitalized Amount”) which Capitalized Amount shall not be payable monthly but shall be capitalized into the principal amount of the Loan by increasing the principal amount due under this Note. The Loan will mature, and is payable, on March 31, 2022. The Borrower may extend the term of the Loan for two six-month periods, subject to certain conditions, including payment of an extension fee in an amount equal to 1.0% of the original principal amount of the Loan. The Borrower may prepay the Loan in whole or in part provided, that, the Borrower shall have paid, or shall pay in connection with the prepayment, an amount equal to six months of interest on the original principal of the Loan. Upon the repayment or any prepayment of the Loan, the Borrower shall pay an exit fee equal to 4.0% of the original principal amount of the loan (the “Exit Fee”). In lieu of payment of the Exit Fee, the Company may, in its sole and absolute discretion, waive all or a portion of the cash payment of the Exit Fee through the exercise its rights under the Warrant Agreement by and between Borrower and the Company (the “Warrant Agreement”), which entitles the Company to purchase up to a 4.0% membership interest in the Borrower at a price determined by an appraisal of the property owned by the Borrower.

The Loan Agreement includes customary representations, warranties, covenants and terms and conditions for transactions of this type, including a minimum debt service coverage ratio, limitations on incurrence of debt, liens and asset sales and dispositions, covenants to preserve corporate existence and comply with laws, covenants on the application of proceeds of the Loan and default provisions, including defaults for non-payment, breach of representations and warranties, insolvency, sale or other disposition of a substantial portion of assets and failure to pay other outstanding debt. The occurrence of an event of default under the Loan Agreement could result in the Loan becoming immediately due and payable.

The Loan is secured by all property of the Borrower in the possession of the Company, including the capital reserve account and tax lien escrow account established pursuant to the terms of the Loan Agreement, all real property held in the name of the Borrower or in which the Borrower has an interest, all securities or other property belonging to the Borrower held by the Company, all deposits and other sums due from the Company to the Borrower and the construction contract by and between Borrower and its general contractor. The Loan may also be secured by any mortgage, security agreement, pledge, assignment or other agreement executed by the Borrower for the benefit of the Company in the future.

The Loan proceeds will be used by the Borrower to purchase a multifamily property in Washington D.C.

The foregoing is a summary of the Loan Agreement, the Note and the Warrant Agreement and is qualified in its entirety by reference to the complete text of the Loan Agreement, the Note and the Warrant Agreement, which are filed by the Company as Exhibits 6.1, 6.2 and 6.3, respectively, to this Current Report on Form 1-U and are incorporated by reference into this Item 1.

ITEM 9. OTHER EVENTS

Exhibits

Exhibit No.	Description of Exhibit
6.1	Commercial Loan Agreement, dated March 26, 2021, by and between 4559 Benning Rd SE LLC and Red Oak Capital Fund V, LLC
6.2	Commercial Promissory Note, dated March 26, 2021, issued by 4559 Benning Rd SE LLC in favor of Red Oak Capital Fund V, LLC
6.3	Warrant Agreement, dated March 26, 2021, issued by 4559 Benning Rd SE LLC

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Red Oak Capital Fund, V, LLC, a Delaware limited liability company

Date: April 1, 2021	By:	/s/ Jason Anderson
Name: Jason Anderson
Title: Chief Financial Officer of the Sole Member of the Manager (Principal Financial Officer and Principal Accounting Officer)